Exhibit 4.2
SAP SHARE MATCHING PLAN
as amended effective April 28, 2011
Terms of the Plan

Preamble
(1)	SAP AG has, now and in the past, given executives and employees the chance, through various share-based plans, to profit from the Company’s success in business and growth in corporate value. The aims of any share-based compensation plan that includes long-term incentive and risk elements are to offer participants a special incentive to achieve sustained value growth for SAP AG, to reinforce participants’ commitment and allegiance to the companies in the SAP Group by rewarding future loyalty, and to encourage employees to also become engaged, long-term shareholders.

(2)	In pursuit of those aims, it is intended that this SAP AG Share Matching Plan (“SMP”) will offer to executives and employees of SAP AG and its affiliates in the meaning of the German Stock Corporation Act, section 15 (“Group Companies”), the opportunity to buy shares of SAP AG (“Investment Shares”) and to obtain related bonus shares (“Matching Shares”) on the terms below.

(3)	For this purpose, the SMP enables SAP AG and Group Companies to offer subsidized Investment Shares at a discounted price to their executives and employees, and entitles each such plan participant later to obtain at no cost one (1) Matching Share to match every three (3) Investment Shares, provided the plan participant does not alienate those Investment Shares during a period (“Lock-In Period”) of three (3) years.

The foregoing notwithstanding, Members of Senior Leadership Team of SAP AG and of Group Companies are entitled under the plan terms below to buy undiscounted Investment Shares and after the Lock-In Period to obtain (2) Matching Shares to match every three (3) Investment Shares.

(4)	There is a new tranche (“Plan Tranche”) in the SMP every year, and offers of Investment Shares (each such offer being an “Offer” herein) are made in connection with each Plan Tranche.

(5)	The following plan terms contain the provisions governing the SMP and set out the requirements, conditions, and procedures that apply to every Offer of Investment Shares made by SAP AG or any Group Company participating in the SMP.
Article 1
Shares Offered
Each share offered under this SMP should be a voting, dividend-bearing, no-par bearer share of SAP AG listed on the stock exchange at Frankfurt am Main, Germany, and identified as ISIN DE 0007164600 and WKN 716460 (“SAP Stock”). If new shares that increase capital are issued with a different dividend entitlement, those new shares may be SAP Stock with different identification numbers.

Article 2
Execution of the SMP
(1)	The Executive Board of SAP AG resolves at its own discretion to issue any Plan Tranche for the SMP (the day on which it so resolves is referred to below as the “Resolution Day”). The SAP AG Executive Board’s resolution in respect of any Plan Tranche will address all of the following matters (and may also address other matters):
a)	The issuance of the Plan Tranche and the participating Group Companies;

b)	The executives and employees or the classes of executives and employees to whom an Offer under that Plan Tranche is to be made;

c)	When the Offer is to be made under that Plan Tranche and how long the Offer is to remain open for acceptance (“Offer Validity Period”); provided, that the Offer Validity Period shall end in the calendar year in which the Resolution Day occurs;

d)	The Plan Tranche budget for the SAP Stock to be issued to all plan participants;

e)	The nature and source of SAP Stock, e.g. whether the SAP Stock is to be treasury shares or new shares that increase capital;

f)	Criteria for determining the maximum number of Investment Shares that each person eligible to participate may buy; the criteria may include, among others, defined salary bands or a percentage of the eligible persons gross salary in the previous year;

g)	The method of determining the purchase price, or the actual purchase price, and any discount on Investment Shares;

h)	The date by which payments from persons eligible to participate must be completed (“Closing Date”); provided, that the Closing Date shall occur in the same calendar year as the Resolution Day.
(2)	The SAP AG Executive Board can decide different terms for certain countries or Group Companies. The appropriate board or the management of each participating Group Company must make all necessary statements and declarations and take the steps required by applicable law to implement the Plan Tranche concerned for the plan participants in that participating Group Company.

(3)	The matters resolved in respect of a Plan Tranche and the associated Offer (including but not limited to matters specific to a country) are incorporated by reference into the terms of the Offer. In particular, if an executive or employee is subject to US tax within the calendar year of an Offer or subsequently as a plan participant may be subject to US tax due to a transfer within the SAP Group or for any other reason, the Terms of the Plan considering country-specific US-conditions (“US-Addendum”) are applicable as provided therein. The terms of the Offer may vary from Plan Tranche to Plan Tranche.

(4)	Executives and employees with an employment contract with SAP AG receive their Offers from SAP AG. The participating Group Companies make their Offers to executives and employees who are in their employment or who are appointed to their boards, as the case may be, on terms resolved by the SAP AG Executive Board. Divergent to the foregoing, executives and employees of participating Group Companies receive their Offers from SAP AG in case this is required or appropriate due country specific matters, in particular regarding any registration procedures or any other reasons.

(5)	If a plan participant’s employment contract with SAP AG or, as the case may be, a plan participant’s employment contract or board appointment contract with the Group Company that made the Offer is ended after the beginning of the Offer Validity Period or during the Lock-In Period of the Plan Tranche and the plan participant enters into a new employment contract or board appointment contract with another Group Company or with SAP AG or the plan participant is transferred to another Group Company or to SAP AG, then SAP AG if it originally made the Offer or the Group Company that originally made the Offer remains liable to that plan participant on the Offer.

(6)	All Offers made pursuant to the SMP are distinct from and neither incorporate nor are incorporated in employment contracts or board appointment contracts, and the SMP is a voluntary benefit offered by SAP AG or another Group Company. No series of Offers or repeated Offers under the SMP can be construed as giving rise to a right of any executive or employee to continuing or subsequent Offers or any equivalent benefit in the future (reservation of employer’s discretion regarding voluntary benefits).
Article 3
Persons Eligible to Participate
(1)	In its resolution in respect of the issuance of a Plan Tranche, the SAP AG Executive Board determines which executives and employees or classes of executives and employees are eligible, regardless of whether they are employed by SAP AG or by a participating Group Company, or whether they are members of a board of a Group Company. Eligibility is restricted to executives and employees who at the beginning of the Offer period in question have for not less than seven (7) clear calendar months (the

“Qualifying Period”) continuously had an employment contract with SAP AG that has not been terminated by either side or an employment contract or board appointment contract with a participating Group Company that has not been terminated by either side and who have not entered into a termination agreement with respect to their employment contract or board appointment contract at the beginning of the Offer period in question. Only full calendar months count toward the Qualifying Period. The members of the SAP AG Executive Board are not eligible to participate in the SMP.
(2)	The foregoing provisions notwithstanding, SAP AG or the participating Group Company may determine at its own discretion the eligibility status of an executive or employee for a Plan Tranche.
Article 4
Offer to Participate in the SMP
(1)	Persons eligible to participate receive the SMP Offer of Investment Shares and free Matching Shares on the terms below.

(2)	The Offer to participate in the SMP is made subject to the resolution made once a year by the SAP AG Executive Board concerning the issuance of a Plan Tranche by SAP AG or by the Group Company, as the case may be and subject to article 2 (4), with whom the person eligible to participate has an employment contract or board appointment contract at the beginning of the Offer Validity Period.

Article 5
Offer Validity Period
(1)	The Offer of Investment Shares can be accepted by persons eligible to participate only during and before expiration of the defined Offer Validity Period.

(2)	The SAP AG Executive Board defines the Offer Validity Period every year in its resolution concerning the issuance of the Plan Tranche.
Article 6
Voluntary Nature of Participation
(1)	Participation in the SMP is voluntary for and is at the sole discretion of all persons eligible to participate.

(2)	A decision not to participate in the SMP has no negative consequences for the board position or employment of the person eligible to participate. Participation in the SMP is distinct from and neither incorporates nor is incorporated in employment contracts or board appointment contracts.
Article 7
Notice of Acceptance
(1)	Contracts for Investment Shares are concluded where persons eligible to participate give notice of acceptance of the individual Offer concerned and the notice of acceptance is received within the Offer Validity Period. Notice of acceptance must be given using the administration platform provided on the Internet or a call center. Notice of acceptance also concludes a separate trust or custody agreement as set out in article 12 below. Notices of acceptance received after the end of the Offer Validity Period are ineffective.
(2)	Before the expiration of the Offer Validity Period, a person entitled to participate can use the administration platform provided on the Internet or a call center to revoke a notice of acceptance that has been received before the expiration of the Offer Validity Period. On expiration of the Offer Validity Period, notice of acceptance becomes irrevocable and binding on the plan participant. When notice of acceptance becomes effective, the plan participant becomes bound by a personal obligation to pay the purchase price for the Investment Shares.
Article 8
Minimum and Maximum Numbers of Investment Shares Bought
(1)	The plan participant’s acceptance must be in respect of a certain number of the Investment Shares offered. The plan participant may accept fewer Investment Shares than offered, but the number of shares bought must be divisible by three (3). If the plan participant decides to participate, the lower limit number of Investment Shares that a plan participant can buy is three (3).

(2)	The number of Investment Shares that can be bought will be determined on the basis of the purchase price in accordance with article 9 (1). The upper limit number of Investment Shares that a Member of Senior Leadership Team can buy is determined by reference to a percentage of the target annual bonus (current on December 31 in the year before the Plan Tranche in question) for 100% target achievement. For all other plan participants, the upper limit number of Investment Shares that can be bought depends on the plan participant’s gross basic annual salary (determined on December 31 in the year before the Plan Tranche in question as outlined below) and is subject to any applicable local rules. The gross basic annual pro rata temporis salary is the result of multiplication the applied plan participant’s gross basic annual salary on December 31 before the Plan Tranche in question in case of full-time employment with the average percentage of employment determined in the year before the Plan Tranche in question. The average percentage of employment is determined by arithmetic mean percentage of employment on March 31, June 30, September 30 and December 31 before the Plan Tranche in question. Regardless of the above, in case a Plan Tranche is offered, plan participants are entitled to buy a number of Investment Shares, divisible by three (3) as further determined by the SAP AG Executive Board. The SAP AG Executive Board determines the specific details for each Plan Tranche.

(3)	The plan participant can buy Investment Shares only within the limits set out above. If the number of Investment Shares in the acceptance notice is not divisible by three (3), it is rounded down to the next number of shares that is divisible by three (3).
Article 9
Purchase Price and Discount; Applicable Stock Price
(1)	The purchase price for one Investment Share is the arithmetic mean, calculated to two (2) decimal places, of the closing prices (using closing auction prices) of SAP Stock in the XETRA trading system (or its successor system) on the Frankfurt Stock Exchange on the fifth (5th) to the first (1st) (inclusive) trading days on the Frankfurt Stock Exchange before the SAP AG Executive Board’s resolution on the terms for the Plan Tranche in question on the Resolution Day.

(2)	The SAP AG Executive Board determines the purchase price accordingly for each Plan Tranche in its resolution pursuant to article 2 (1) herein.

(3)	All plan participants except Members of Senior Leadership Team can buy the Investment Shares offered to them at a discount that is determined by the Executive Board. (Both the price so discounted and the purchase price for Members of Senior Leadership Team are referred to as “Purchase Price” hereinbelow.)

(4)	The Purchase Price is in euros. For plan participants with an employment contract or board appointment contract outside the Economic and Monetary Union of the European Union, the Purchase Price is translated into the appropriate national currency. The exchange rate used for translation is the European Central Bank euro foreign exchange reference rate for the last day on which a reference rate is published before the Resolution Day.

(5)	If the price (closing auction price) of SAP Stock in the XETRA trading system (or an appropriate successor system) on the Frankfurt Stock Exchange on the last trading day before expiration of the Offer Validity Period is more than 20% less than the Purchase Price determined on the Resolution Day, the Purchase Price is amended as follows: The amended Purchase Price for one Investment Share is the arithmetic mean, calculated to two (2) decimal places, of the closing auction prices of SAP Stock in the XETRA trading system (or an appropriate successor system) on the Frankfurt Stock Exchange on the last five (5) trading days before expiration of the Offer Validity Period. However, if the Purchase Price thus amended is greater than the Purchase Price originally determined, the applicable amended Purchase Price is the arithmetic mean, calculated to two (2) decimal places, of the closing auction price of SAP Stock in the XETRA trading system (or an appropriate successor system) on the

Frankfurt Stock Exchange on the last trading day before expiration of the Offer Validity Period, and the original Purchase Price.
Article 10
Settlement of Purchase
(1)	The product of the Purchase Price and the number of Investment Shares accepted is the total price payable by the plan participant (“Total Price”). As far as possible and as far as the law permits, the Total Price is settled through the payroll by being withheld, on an after-tax basis, from salary payable to the plan participant before the Closing Date.

(2)	To this end, money may be withheld once or more than once before the Closing Date. The plan participant agrees that salary payments may on occasion fall below the statutory monthly minimum.

(3)	In special cases, SAP AG or a participating Group Company may accept a different means of payment from the plan participant.

(4)	The purchase of Investment Shares is subject to the condition precedent that plan participant pays the Purchase Price. In the first instance, only as many Investment Shares are purchased as are covered by withheld salary or other payments by the plan participant on or before the Closing Date. If on the Closing Date the Total Price is not covered by such payments, the plan participant remains liable on the balance. The notice of acceptance remains effective and enforceable in respect of the balance of the Investment Shares not covered by withheld salary or other payments. SAP AG and participating Group Companies reserve the right to rescind in respect Investment Shares not covered by withheld salary or other payments.

(5)	Plan participants will be informed locally of any matters relating to payroll and the payment procedure that are specific to the country or to the Group Company.
Article 11
Transfer of Investment Shares
SAP AG or a third party will transfer to the securities deposit account managed by the plan administrator the Investment Shares bought by plan participants in the SMP; such transfer shall occur on, or as soon as possible after, the Closing Date, and not later than the 15th day of the third (3rd) month after the Closing Date.
Article 12
Plan Administration; Securities Deposit Account
(1)	SAP AG has instructed a service provider to act as SMP plan administrator; the initial plan administrator is UBS Deutschland AG. In this connection, the plan administrator also provides trustee and securities account services in relation to the SAP Stock that the SMP requires to be transferred.

(2)	All SAP Stock bought in the SMP by plan participants is transferred to and registered in one single securities account (“Securities Deposit Account”) held in trust by the plan administrator.

(3)	For this purpose, each plan participant’s notice of acceptance of the Offer is associated with a separate trust or custody agreement to be made between the plan participant and the plan administrator in the form annexed to these plan terms or as otherwise provided by SAP AG or the participating Group Company. That agreement is required for the transfer of the SAP Stock and it arises between the plan participant and the plan administrator when the plan participant accepts the plan terms by giving notice of acceptance of the Offer.

(4)	At the time of adoption of these plan terms, it is not possible for a plan participant or a plan participant’s personal representative or successor in title to give to the plan administrator instructions for the purpose of managing income for tax efficiency.

(5)	If SAP AG’s contract with the plan administrator for administration of the SMP ends in circumstances where the SMP continues, SAP AG will make arrangements for appropriate services to be provided by another plan administrator that SAP AG will instruct at its sole discretion. In such circumstances, the plan participant must give all notices and take all steps necessary to end the trust or custody agreement and appoint a new plan administrator.

(6)	The procedures specified above and in article 19 may be altered and other procedures established by SAP AG for a particular group of participants, as necessary or advisable for tax or other reasons.
Article 13
Lock-In Period
(1)	All Investment Shares bought in the SMP are subject to a Lock-In Period of three (3) years, during which plan participants cannot alienate Investment Shares or create any security interest in or encumbrance on

Investment Shares except as may be necessary for the proper administration of the plan.

(2)	The Lock-In Period begins on the Resolution Day and ends after three years at the end of the day that corresponds in name or number (in the meaning of the German Civil Code, sections 187, 188) to the Resolution Day.

(3)	There is no effect on the Lock-In Period of the Plan Tranche if a plan participant’s employment contract or board appointment contract with SAP AG or the Group Company that made the Offer is ended during that Lock-In Period and the plan participant immediately enters into a new employment contract or board appointment contract with another Group Company or with SAP AG or the plan participant is immediately transferred to another Group Company or to SAP AG.
Article 14
The Right to Dividend and Other Shareholder Rights and Duties
During and After the Lock-In Period
(1)	During the Lock-In Period, the plan participant is entitled without restriction to the dividend and voting rights associated with the Investment Shares the plan participant bought.

(2)	The plan administrator transfers the dividend as provided in the trust or custodial agreement to an account specified by the plan participant or the dividend is handled as appropriate under local conditions.

(3)	Subject to applicable restrictions on insider transactions and subject to the provisions of the SAP insider regulations, on expiration of the Lock-In Period the plan participant can transfer the SAP Stock from the Securities

Deposit Account to a personal securities account or otherwise dispose of it direct from the Securities Deposit Account.
Article 15
Entitlement to Matching Shares
(1)	The SMP entitles plan participants to obtain Matching Shares as follows:
a)	In addition to every three (3) of their Investment Shares, executives (not including Members of Senior Leadership Team) and employees of SAP AG and of participating Group Companies can obtain one (1) free Matching Share.

b)	In addition to every three (3) of their Investment Shares, Members of Senior Leadership Team can obtain two (2) free Matching Shares.
(2)	The entitlement of all plan participants to obtain Matching Shares is subject to the fulfillment of the following conditions throughout the Lock-In Period:
a)	Subject as otherwise provided below in articles 16 and 17, the plan participant is continuously in the employment or serving on a board of SAP AG or another Group Company under a contract that has not been terminated by either side.

b)	The plan participant continuously holds an appropriate number of Investment Shares in the Securities Deposit Account of the appropriate plan administrator during the Lock-In Period.

c)	The plan participant is not in breach of any applicable plan term.

Article 16
Termination or Change of Employment or Board Membership
During the Lock-In Period of a Plan Tranche
(1)	All entitlement of the plan participant to Matching Shares is extinguished without notice or liability if the plan participant terminates the employment contract or board appointment contract and the termination is not occasioned by any act or omission of SAP AG or the participating Group Company, or if SAP AG or the participating Group Company terminates without notice for just cause, or with notice for behavior-related reasons, or in connection with a termination agreement, or if the term of the plan participant’s temporary contract expires. The Lock-In Period for Investment Shares ends at the end of a plan participant’s employment contract or board appointment contract.

(2)	If the employment contract or board appointment contract is terminated by SAP AG or the participating Group Company without just cause, or for operational reasons, or where the plan participant retires (in accordance with applicable law or, in the absence of applicable law, in accordance with the rules of the Group Company concerned), or where the plan participant becomes permanently unable to work or dies, the plan participant’s or the plan participant’s estate’s entitlement to Matching Shares is unreduced at the expiration of the full Lock-In Period in article 13 (1) and in such cases the Lock-In Period continues unaltered in respect of the Investment Shares and applies against the plan participant’s estate if the plan participant has died.

(3)	This is without prejudice to the provisions in article 13 (3). In all other respects the provisions in article 18 apply.

Article 17
Corporate Restructuring
(1)	The rights of a plan participant in the SMP are not affected by divestiture in a restructuring action (for example, by sale or otherwise) from the SAP Group of the participating Group Company or the division, plant, or other unit in the SAP Group for which the plan participant works under an employment contract or board appointment contract if immediately after the restructuring action takes effect the plan participant continues to work for SAP AG or (another) Group Company under an employment contract or board appointment contract.

(2)	If the plan participant does not continue to work for SAP AG or an(other) Group Company under an employment contract or board appointment contract after the restructuring action and the plan participant thus leaves the SAP Group before the end of the Lock-In Period, the plan participant is entitled only to the reduced number of Matching Shares that stands in proportion to full entitlement as the actual length of the Lock-In Period up to the time the restructuring action takes effect stand to the three (3) years of the original Lock-In Period. If the resultant number of Matching Shares is not an integer, it is rounded up to the next integer. In all other respects the provisions in article 18 apply mutatis mutandis.
Article 18
End of the Securities Deposit Account Facility
(1)	If a plan participant leaves the SAP Group as a result of a restructuring action or on termination of the plan participant’s employment contract or board appointment contract in the circumstances in article 16 (1), the plan participant must dispose of or if possible transfer from the Securities Deposit Account to a private securities account all of the SAP Stock managed by the plan administrator within the period three (3) months after the restructuring action takes effect or, as the case may be, after the end of the contract. If that is not done, the plan administrator will sell all of the SAP Stock at market value without delay on behalf of the plan participant or the plan participant’s successor and transfer the proceeds less costs of sale to the plan participant’s last known salary account and such transfer is in full and final satisfaction. If it is not possible to effect the transfer to an account, SAP AG or the remaining Group Company, as the case may be, will in accordance with the German Civil Code, section 195, hold the proceeds of sale in trust until the end of the statutory three-year time bar that commences at the end of the calendar year in which the contract ended and thereafter title passes to SAP AG or the remaining Group Company, as the case may be.

(2)	If a plan participant leaves the SAP Group in the circumstances in article 16 (2), the arrangements in section (1) in this article apply with effect from the expiration of the Lock-In Period. Where the plan participant retires or becomes permanently unable to work or dies, the period within which the plan participant or the plan participant’s personal representative or successor in title must dispose of or transfer the SAP Stock is nine (9) months and not the period provided in section (1) in this article.

(3)	The arrangements in section (1) in this article also apply if SAP AG ends the SMP or ends the appointment of the plan administrator without replacement, except that the period in section (1), sentence 1, is always three (3) months from the time SAP AG gives notice thereof.

Article 19
Satisfaction of Entitlement to Matching Shares
(1)	A plan participant’s entitlement to Matching Shares from SAP AG or participating Group Companies is satisfied by the transfer by SAP AG or by an agent appointed by SAP AG of the appropriate quantity of SAP Stock to the plan participant.

(2)	The Matching Shares are transferred by SAP AG or its agent to the plan administrator’s Securities Deposit Account as soon as possible, that is generally not more than ten (10) banking days, after the end of the Lock-In Period, and not later than the 90th day after the end of the Lock-in Period.

(3)	After that transfer the Matching Shares are freely disposable and are not subject to any Lock-In Period. The plan participant can at any time instruct the plan administrator to transfer the Investment Shares (after expiration of the Lock-In Period) or the Matching Shares to the plan participant’s own securities account. If the Investment Shares and Matching Shares continue to be held in the Securities Deposit Account, the shareholder rights must be exercised as provided in the German Stock Corporation Act, the Articles of Incorporation of SAP AG, and the trust agreement annexed to these plan terms.
Article 20
Reservation of Right to Pay Cash
(1)	SAP AG reserves the right to satisfy plan participants’ entitlements to Matching Shares with a cash payout (in euros or local currency) to the plan participant instead of delivering SAP Stock.

(2)	The cash payout is calculated on the basis of the closing price of SAP Stock in the XETRA trading system (or an appropriate successor system) on the Frankfurt Stock Exchange on the first trading day after expiration of the Lock-In Period and is paid direct to the plan participant after deduction of applicable taxes and social insurance contributions.
Article 21
Amendments for Events Occurring Between Plan Participants’
Buying Investment Shares and Obtaining Matching Shares
(1)	If during the time between transfer of the Investment Shares and transfer of the Matching Shares SAP AG increases its issued capital stock by issuing new shares to which shareholders have preemptive rights or issues convertible bonds or stock options carrying rights to convert or subscribe to SAP Stock, the SAP AG Executive Board reserves the right at its own discretion to make a compensating amendment to these plan terms to the effect that as far as possible each plan participant’s interest immediately after the event is equivalent to that plan participant’s interest immediately before the event.

(2)	Plan participants do not, however, have any right to a compensating amendment to these plan terms.
Article 22
Withholding of Taxes and Deductions; Costs
(1)	To the extent permitted by law and subject to any applicable tax adjustment policy, all taxes, social security contributions, and other imposts arising in connection with the purchase or issuance of Investment Shares: the transfer, or the lapse of service conditions on the transfer, of free Matching Shares; any income or gain attributable to Investment Shares or Matching Shares or the disposal of those shares are borne exclusively by the plan participants or their successors in title.

(2)	Taxes and contributions payable in connection with participation in the SMP are withheld by SAP AG or the participating Group Company concerned as the employer in accordance with the requirements of the law. Amounts to be withheld are deducted from the salary or other amounts payable to the plan participant. If amounts available to be withheld are insufficient to settle the outstanding tax and contribution liability or if for other reasons sufficient funds can no longer be withheld (for example, if the plan participant has already left), the plan participant or the plan participant’s estate must settle the liability with SAP AG or the participating Group Companies by other means. The plan participant or the plan participant’s estate may elect to settle any tax and contribution liability arising at the expiration of the Lock-In Period with the proceeds of an immediate sale of some or all of the Matching Shares. In the latter case, any proceeds of sale exceeding the amount needed to settle the outstanding tax and contribution liability will be transferred with any remaining Matching Shares to the plan participant or the plan participant’s estate.

(3)	All costs arising in connection with acquiring Investment Shares and Matching Shares, transferring them to plan participants, their administration in the Securities Deposit Account for the SMP, and the general management of the SMP are borne by SAP AG or by the participating Group Companies for their respective plan participants. The foregoing provision also applies if there is a change of plan administrator, but it does not apply to costs and fees in connection with selling or transferring plan participants’ SAP Stock held in the plan administrator’s Securities Deposit Account.

Article 23
Information for Plan Participants; Risks
(1)	Each plan participant receives from the plan administrator an annual statement of shares held in the SMP and a statement of each transaction with SAP Stock. (Annual statements and transaction statements are generally provided on the Internet platform.) Plan participants without access to the Internet platform receive them by mail. To facilitate correspondence by mail, the plan participant undertakes to notify SAP AG or the plan participant’s participating Group Company, as the case may be, and the plan administrator, of all changes of the plan participant’s address and bank details.

(2)	The purchase of Investment Shares in the SMP does not give rise to any right on the part of the plan participate to the making or continuation of an employment contract or board appointment contract and does not in any way prejudice any right of the plan participant, of SAP AG, or of a Group Company to end any employment contract or board appointment contract in accordance with the contract or the law.

(3)	The plan participant acknowledges that the purchase of stock carries risks including but not limited to the risk that the value of the stock may decline and the associated risk that some or all of the capital invested by the plan participant may be lost.

Article 24
Miscellaneous Provisions
(1)	If any provision in these plan terms is or becomes ineffective or unenforceable in whole or in part the other provisions remain unaffected. Where there is a lacuna by reason of the ineffectiveness or unenforceability of a provision in these plan terms an appropriate additional provision reflecting the interests of the parties is implied.

(2)	The SAP AG Executive Board reserves the right to amend these plan terms at any time. However, no amendment to the plan terms affects any right or duty of the plan participant that was effective before the amendment unless the plan participant agrees to the amendment or the amendment is necessary to comply with the law.

(3)	The proper law applying to the SMP and all related terms and agreements is German law subject to the exclusion of the rules of private international law.

(4)	The proper place of jurisdiction is the competent German court.

(5)	The plan terms are in the German language. Any version in any other language is only a translation. Only the German applies if there is any question of construction or any difference between the German and a translation.
US-Addendum
In accordance with article 2 (3) of the SAP Share Matching Plan, notwithstanding the conditions of the above Terms of the Plan the following country-specific US-conditions (“US-Addendum”) are applicable to plan participants who may be subject to US tax and replace the respective articles to the extent provided below. It is intended that this US-

Addendum shall apply whenever the above Terms of the Plan would otherwise result in the inclusion in the gross income of any participant under section 409A(a)(1)(A)(i) of the United States Internal Revenue Code of any amount because of a failure of the above Terms to satisfy the requirements referred to in that clause, determined as if the participant’s benefits were fully vested. Without limiting the generality of the foregoing, this US-Addendum shall apply (beginning on the earliest applicable date) as follows:
a)	beginning on any Resolution Date, with respect to any plan participant: (i) who is a US citizen or permanent resident on any Resolution Date; (ii) who was a US resident alien in any of the three consecutive taxable years immediately preceding the taxable year in which the respective Resolution Date occurs, unless SAP AG or the Group Company determines, in its sole discretion, that such participant is unlikely to be a US citizen or resident in the taxable year in which the respective Resolution Date occurs; or (iii) who is currently performing services for SAP AG or any Group Company within the US, unless SAP AG or the Group Company determines, in its sole discretion, that such participant is unlikely to be taxed in the US on any compensation for services performed in the US during the Lock-In Period;

b)	beginning on the last day of the plan participant’s first taxable year (ending after any Resolution Date) in which the participant is a US resident alien; or

c)	beginning on the first day (after any Resolution Date) on which the plan participant performs services for SAP AG or any Group Company within the US, unless SAP AG or the Group Company determines, in its sole discretion, that such participant is unlikely to be taxed in the US on any compensation for services performed in the US during the Lock-In Period.

Any determination made by SAP AG or the Group Company under this US-Addendum shall be reflected in writing not later than the date on which the US-Addendum would otherwise become applicable. For the avoidance of doubt, unless SAP AG or the Group Company making an Offer and the affected plan participant otherwise agree in writing, the US-Addendum shall apply under the particular circumstances listed without regard to whether it would apply under the general rule stated above.
It is intended that a plan participant’s right to Investment Shares, or any income or gain attributable thereto, shall not constitute a deferral of compensation within the meaning of section 409A of the United States Internal Revenue Code.
Application of Short-Term Deferral Exception to Matching Shares
a)	Calculation of Matching Shares Upon Termination of Participation Before the End of the Lock-in Period. Notwithstanding any other provision of the Plan to the contrary, in the event a plan participant terminates employment with SAP AG or any other Group Company for the reasons set forth in Articles 16.2 and 17 or his or her Matching Shares become fully vested and no longer subject to a substantial risk of forfeiture before the end of the Lock-in period and would have otherwise been entitled to a distribution if he or she had remained a participant in the plan until the end of the Lock-in period, then the plan participant shall be entitled to a proportional amount of Matching Shares as calculated in this paragraph. The proportional amount shall be calculated by multiplying the applicable amount of Matching Shares by the period of the plan participant’s employment during the Lock-in period over the total three (3) year Lock-in period. If the resulting number of Matching Shares is not a whole number, it shall be rounded up to the next whole number.
b)	Timing of Distributions. Notwithstanding any other provision of this SMP to the contrary, to the extent that Matching Shares or any other benefit under this SMP are deemed to constitute a deferral of compensation within the meaning of section 409A of the United States Internal Revenue Code, including (but not limited to) the provisions of Articles 13, 14, 15, 16, 17, 18, 19 and 20 of the SMP, all Matching Shares to which the participant is entitled pursuant to any Article of this SMP (as modified by this US-Addendum, as applicable) shall be transferred to the plan participant as soon as possible, but in no event later than the fifteenth (15th) day of the third (3rd) month following the end of the plan participant’s first taxable year in which the right to the Matching Shares is fully vested and no longer subject to a substantial risk of forfeiture. The payment of Matching Shares pursuant this US-Addendum shall comply with the short-term deferral rules under Treasury Regulations section 1.409A-1(b)(4).